Exhibit 99.1

FOR RELEASE August 28, 2018

China Biologic Responds to Lawsuit Filed in Cayman Islands by Former Chairman

BEIJING, China — August 28, 2018 —China Biologic Products Holdings, Inc. (NASDAQ: CBPO) (“China Biologic” or the “Company”), a leading fully integrated plasma-based biopharmaceutical company in China, today issued the following statement in response to a lawsuit filed against the Company in the Cayman Islands by Mr. David (Xiaoying) Gao, the former Chairman and CEO of the Company who was terminated for cause:

“We deeply regret that Mr. David Gao, acting individually in his personal capacity, has attempted to challenge the completion of the private placement that was announced on August 24. The Company is prepared to fend off meritless lawsuits like this and will take actions to seek actual and punitive damages from Mr. Gao in connection with his ill-intended lawsuit as well as any damages caused by breaches of his employment agreement. The Company continues to believe that the private placement transaction referred to in the lawsuit is beneficial to shareholders, through the additional capital and strategic partnerships which it will result in. The Company understands that the investors involved remain committed to the transaction, and, with their support, China Biologic will be very well situated to acquire and develop the leading technologies and assets that will help drive exceptional shareholder value for the long term. The Company has closed 3,800,000 shares in the private placement and will close the remaining in accordance with the transaction agreements.”

About China Biologic Products Holdings, Inc.

China Biologic Products Holdings, Inc. (NASDAQ: CBPO) is a leading fully integrated plasma-based biopharmaceutical company in China. The Company’s products are used as critical therapies during medical emergencies and for the prevention and treatment of life-threatening diseases and immune-deficiency related diseases. China Biologic is headquartered in Beijing and manufactures over 20 different dosage forms of plasma products through its indirect majority-owned subsidiary, Shandong Taibang Biological Products Co., Ltd. and its wholly owned subsidiary, Guizhou Taibang Biological Products Co., Ltd. The Company also has an equity investment in Xi’an Huitian Blood Products Co., Ltd. The Company sells its products to hospitals, distributors and other healthcare facilities in China. For additional information, please see the Company’s website www.chinabiologic.com.

Safe Harbor Statement

This news release may contain certain “forward-looking statements” relating to the business of China Biologic Products Holdings, Inc. and its subsidiaries. All statements, other than statements of historical fact included herein, are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “intend,” “believe,” “expect,” “are expected to,” “will,” or similar expressions, and involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including, without limitation, the completion of the private placement, the Company’s future business development and strategies, and those other risks and uncertainties discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact:

China Biologic Products Holdings, Inc.

Mr. Ming Yin

Senior Vice President

Phone: +86-10-6598-3099

Email: ir@chinabiologic.com

ICR Inc.

Mr. Bill Zima

Phone: +1-646-405-5191

E-mail: bill.zima@icrinc.com

For Media:

The Foote Group

Mr. Philip Lisio

Phone : +(86)13501166560

Email : phil@thefootegroup.com